AMENDED AND RESTATED

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the financial condition and results of operations is prepared at March 31, 2008 and comments on Peace Arch Entertainment Group Inc.’s, (“Peace Arch”) operations, performance and financial conditions for the three and nine months ended May 31, 2007 and 2006. This should be read in conjunction with the Company’s unaudited consolidated financial statements for the period ended May 31, 2007. We also encourage you to read Peace Arch Entertainment Group Inc.’s MD&A for the year ended August 31, 2006 dated November 27, 2006.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”).  Please refer to note 30 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States (“U.S.”) GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

You will find more information about Peace Arch, including the annual information form for the year ended August 31, 2006 filed on November 29, 2006 and recent financial reports on SEDAR at www.sedar.com.

The discussion and analysis contained in this Management's Discussion and Analysis are as of July 13, 2007, except as to the restatement discussion and analysis discussed below under the headings "Restatement", "Overview of Consolidated Results", "Financial Results Analysis", "Quarterly Consolidated Financial Information" and "Liquidity and Capital Resources", which restatement discussion and analysis is as of March 31, 2008.

Forward Looking Statements

Securities law encourages companies to disclose forward looking information so that investors can get a better understanding of the Company’s future prospects and make informed investment decisions. This discussion may contain forward looking statements and are based on our current expectations, estimates and assumptions which are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

RESTATEMENT

Fiscal 2006

The information contained in this Management Discussion and Analysis (“MD&A”) has been adjusted to reflect the restatement of our previously issued financial statements, as more fully described below and in note 3 of the audited consolidated financial statements for the year ended August 31, 2007.

During the year ended August 31, 2007, the Company identified errors in its financial statements related to our accounting treatment for interest incurred during the year ended August 31, 2006. It was determined that a portion of the interest incurred had been capitalized as a cost of the investment in film and television programming when no expenditures were being incurred on preproduction and production activities.   The financing obtained by or arranged for consolidated sole purpose production companies was used by Peace Arch to fund corporate working capital.  The adjustment results in an increase to interest expense and a corresponding decrease in the investment in film and television programming for the year ended August 31, 2006.

The reduction in the cost of the investment in film and television programming resulted in a reduction of amortization of investment in film and television programming for the year ended August 31, 2006.

The Company identified a required revision to its financial statements related to penalties on outstanding matters relating to corporate tax affairs. It was determined that an additional amount of penalties should have been accrued resulting in an increase to selling, general and administrative expenses for the year ended August 31, 2006.

In addition, as at August 31, 2006, the Company has reclassified loans totaling $7.2 million to corporate loans from production loans to be consistent with the use of proceeds from the loans.

AMENDED AND RESTATED

During the year ended August 31, 2007, the Company identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the years ended August 31, 2006 and 2005. The Company had included interest incurred during those years in the carrying values of certain production loans with the change in such loans, and presented as financing activities in the statement of cash flows. The component of the increase in loan balances representing interest incurred should have been a non-cash transaction within operating activities. Interest paid throughout those years had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made. The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles. As a result of this error, for the year ended August 31, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $2.0 million and $1.9 million, respectively, with a corresponding net decrease of $86,000 to cash used in operating activities. As a result of this error, for the year ended August 31, 2005, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1.1 million and $717,000, respectively, with a corresponding net decrease of $408,000 to cash used in operating activities. This adjustment had no impact on the Company’s financial position or results of operations for the years ended August 31, 2006 and 2005.

There was no income tax impact resulting from the foregoing adjustments.

Impact of Adjustments

The following table presents the impact of the preceding adjustments to our previously reported quarterly and annual results for 2006:

(thousands of Canadian dollars except per share amounts)	2006
	Q1	Q2	Q3	Q4	Annual

Net loss as reported	(699)	(741)	(441)	(2,239)	(4,120)

Adjustments
Amortization of investment in film and television programming	-	-	17	160	177
Selling, general and administrative	-	-	-	(176)	(176)
Interest expense	(76)	(103)	(132)	(189)	(500)
	(76)	(103)	(115)	(205)	(499)

Net loss as restated	(775)	(844)	(556)	(2,444)	(4,619)

Basic and diluted loss per share
Net loss as reported	(0.04)	(0.04)	(0.02)	(0.08)	(0.19)
Net loss as restated	(0.04)	(0.04)	(0.03)	(0.08)	(0.21)

AMENDED AND RESTATED

Q3 Fiscal 2007

The information contained in this Management's Discussion and Analysis has been adjusted to reflect the restatement of our previously issued financial statements and other financial information, as more described below and in note 3(a) of the unaudited quarterly consolidated financial statements for May 31, 2007 and 2006.

During the year ended August 31, 2007, the Company identified errors in its financial statements related to its accounting treatment of interest incurred during the three and nine months ended May 31, 2007 and 2006.  It was determined that a portion of the interest incurred had been capitalized as a cost of investment in films and television programs when no expenditures were being incurred on pre-production and production activities. The financing obtained by or arranged for consolidated sole purpose production companies was used by Peace Arch to fund corporate working capital. The adjustment results in an increase to interest expense and a corresponding decrease in the investment in film and television programming for the three and nine months ended May 31, 2007 and 2006.

The reduction in the cost of the investment in film and television programming resulted in a reduction of amortization of investment in the film and television programming for the three and nine months ended May 31, 2007 and 2006.

In addition, as at May 31, 2007, the Company has reclassified loans totalling $14.6 million to corporate loans from production loans to be consistent with the use of proceeds from the loans.

During the year ended August 31, 2007, the Company identified a required revision to its May 31, 2007 financial statements related to the accounting for a sale of film rights.  It was determined that this arrangement should have been accounted for as a co-production, with each co-producer retaining its respective rights.  Previously the Company had recorded amounts received from the other co-producer as revenues from the sale of the co-producers rights to the film.  The adjustment resulted in a decrease to revenues of $1.3 million, a decrease to amortization of investment in film and television programming of $1.2 million and an increase in investment in film and television programming of $27,000 for the three and nine months ended May 31, 2007.

During the year ended August 31, 2007, the Company identified a required revision to its February 28, 2007 financial statements related to the recognition of warrant costs and the revaluation of common share purchase warrants on the date they vested. The adjustment resulted in an increase to stock-based compensation and warrant costs which is included in selling, general and administrative expenses and a corresponding increase to warrants in shareholders' equity for the nine months ended May 31, 2007.

During the year ended August 31, 2007, the Company identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the three and nine months ended May 31, 2007 and 2006. The Company had included interest incurred during those periods in the carrying values of certain production loans with the change in such loans, and presented as financing activities in the statement of cash flows.  The component of the increase in loan balances representing interest incurred should have been a non-cash transaction within operating activities.  Interest paid throughout those periods had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made.  The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles.  As a result of this error, for the three months ended May 31, 2007, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1.4 million and $0.8 million, respectively, with a corresponding net decrease of $0.6 million to cash used in operating activities. As a result of this error, for the nine months ended May 31, 2007, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $3.2 million and $2.4 million, respectively, with a corresponding net decrease of $0.8 million to cash used in operating activities.  As a result of this error, for the three months ended May 31, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $0.5 million and $0.2 million, respectively, with a corresponding net decrease of $0.3 million to cash used in operating activities. As a result of this error, for the nine months ended May 31, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1.0 million and $1.0 million, respectively, with a corresponding net increase of $6,000 to cash used in operating activities.

AMENDED AND RESTATED

During the year ended August 31, 2007, the Company identified a required revision to its May 31, 2007 financial statements related to the consolidation of variable interest entities.  It was determined that the Company was the primary beneficiary of five additional production entities.  The consolidation of these production entities resulted in an increase to accounts receivable of $0.4 million, an increase to investment in film and television programming of $6.4 million, an increase to prepaid expenses and deposits of $0.6 million, a decrease to corporate loans of $0.5 million, an increase to accounts payable and accrued liabilities of $2.1 million and an increase to production loans of $5.9 million.  This adjustment had no impact on the Company’s net earnings for the three and nine months ended May 31, 2007.

There was no income tax impact resulting from the foregoing adjustments.

During the year ended August 31, 2007, the Company identified a required revision to its May 31, 2007 financial statements related to the recognition and measurement of the income tax provision after re-evaluating its potential risks associated with the rationale for certain tax positions.  It was determined that a provision for income tax should be provided for.  Previously, no income tax expense had been provided for.  The adjustment resulted in an increase to income tax expense and a corresponding increase to accounts payable and accrued liabilities for the three and nine months ended May 31, 2007.

Impact of Adjustments

The following table summarizes the impact of the above adjustments on the Company’s previously reported quarterly results for the three and nine months ended May 31, 2007 and 2006:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31	May 31	May 31	May 31
	2007	2006	2007	2006
(thousands of Canadian dollars except	$	$	$	$
per share amounts)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net (loss) earnings as reported	1,913	(441)	4,238	(1,881)
Adjustments
Amortization of investment in film and television programming	85	17	269	17
Co-producer arrangement	(27)	-	(27)	-
Selling, general and administrative	-	-	(291)	-
Interest expense	(266)	(132)	(783)	(311)
Income tax expense	(567)	-	(1,405)	-
	(775)	(115)	(2,237)	(294)

Net (loss) earnings as restated	1,138	(556)	2,001	(2,175)

Basic (loss) earnings per share
Net (loss) earnings as reported	$0.05	($0.02)	$0.12	($0.10)
Net (loss) earnings as restated	$0.03	($0.03)	$0.05	($0.11)
Diluted (loss) earnings per share
Net (loss) earnings as reported	$0.04	($0.02)	$0.11	($0.10)
Net (loss) earnings as restated	$0.03	($0.03)	$0.05	($0.11)

AMENDED AND RESTATED

The following table presents the impact of the above adjustments on the Company’s previously reported quarterly results for the first and second quarter of fiscal 2007:

(thousands of Canadian dollars except per share amounts)	2007
	Q1	Q2

Net earnings as reported	$86	$2,239

Adjustments
Interest expense	(245)	(272)
Amortization of investment in film and television programming	48	136
Stock and warrant-based compensation costs	-	(291)
Income tax expense	(262)	(576)
	(459)	(1,003)

Net (loss) earnings as restated	(373)	1,236

Basic (loss) earnings per share
Net (loss) earnings as reported	0.00	$0.07
Net (loss) earnings as restated	$(0.02)	$0.04

Diluted (loss) earnings per share
Net (loss) earnings as reported	0.00	$0.06
Net (loss) earnings as restated	$(0.02)	$0.03

ABOUT OUR BUSINESS

A detailed description of our products and services and our objectives and strategy is provided in the Peace Arch Entertainment Group Inc. August 31, 2006 MD&A.

Peace Arch Entertainment Group Inc., “Peace Arch” or the “Company”, is an innovative media company that produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns a library of independent feature films with more than 500 classic and contemporary titles. Through its subsidiary Peace Arch Home Entertainment Inc., Peace Arch is a distributor of DVDs and related products in Canada.

The Company earns revenues from the distribution of newly acquired product and productions, and the distribution of its library, as well as from the distribution of home entertainment products.  Once a production is completed and delivered, the program is then included in the Company’s library of film and television programs along with acquired programming. Through its internal sales operations, the Company licenses that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

The Company operates in four locations, Toronto, Vancouver, Los Angeles and New York. Peace Arch manages its business in three operating segments: Motion Picture, Television, and Home Entertainment.

Overview of Consolidated Results

The third quarter was highlighted by continued revenue growth and strong earnings.  Revenues in the quarter were $18.8 million up from $8.8 million last year.  Revenues for the nine months ended May 31, 2007 were $50.4 million, compared to $13.4 million in the corresponding period last year. Net earnings in the quarter of $1.1 million compared to a loss of $(0.6) million in the same quarter last year.  For the nine months ended May 31, 2007, net earnings were $2.0 million compared to a net loss of $(2.2) million in fiscal 2006.

The Company made significant progress on key strategic initiatives, while continuing to deliver solid operating results. The Company delivered two motion pictures, four made-for-television movies, and twelve episodes of television programming.  The remaining five episodes of the new television series “The Tudors”, a 10-hour dramatic mini-series based on the life of King Henry VIII, was delivered, and its contract renewed for a second season. Negotiations were completed for the acquisition of Trinity Home Entertainment, LLC, and Dufferin Gate

AMENDED AND RESTATED

Holdings Inc., a validation of the Company’s high growth business strategy. The Company expanded its portfolio of new film and television programming through in-house production and third party acquisitions, to be distributed in both domestic and international markets. In addition, the Company executed key licensing agreements on numerous films with suppliers such as Genius Products, LLC.

Subsequent to the quarter, the Company completed a private placement for gross proceeds of $33,000,000 and closed the transaction to acquire Trinity Home Entertainment, LLC.

Results of operations for any period are dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Corporate developments during and subsequent to the quarter:

•

On May 17, 2007, entered in to a binding agreement to acquire Dufferin Gate Holdings Inc. (“DGH”), the parent holding corporation of Dufferin Gate Productions Inc. (“DGP”), a Canadian company which provides production services and facilities. Under the terms of the agreement, the Company will acquire 40.01% of the total issued and outstanding shares of DGH and will subscribe for preferred shares such that together the Company will have 50% of the voting rights in DGH for $2,400,000. The Company will grant an option to the remaining shareholder requiring the Company to purchase all of the remaining issued and outstanding shares of DGH for a price of $3,600,000. The option is exercisable no later than January 31, 2008. The closing of the acquisition is scheduled for July 31, 2007.

•

On June 8, 2007, completed a private placement of 13,200,000 common shares for gross proceeds of $33,000,000 (net proceeds of $30,708,000).  A portion of the net proceeds were used to repay debt and for general working capital purposes.  The remaining proceeds will be used to finance the acquisitions of Trinity Home Entertainment, LLC and Dufferin Gate Holdings Inc.

•

On July 3, 2007, acquired 100% of the membership interests of Trinity Home Entertainment, LLC (“Trinity”), an independent DVD distributor of films in the United States.  The cost of the purchase was $8,472,000 (US$7,975,000) consisting of 229,358 common shares of the Company valued at $530,000 (US$500,000) and cash consideration of $7,942,000 (US$7,475,000).  The purchase agreement also provides for payment of a maximum additional consideration of $2,135,000 (US$2,000,000) upon finalization of Trinity’s audited financial statements for the years ended December 31, 2006 and 2005.

•

Completed the closure of the London offices and moved the international sales operation into our Los Angeles offices.

•

Launched a new theatrical distribution division, “Peace Arch Releasing”. The division’s first release will be the feature film “Interview”, which is scheduled to be released in theatres in Toronto, Montreal and Vancouver on July 20th and “Delirious”, is scheduled to open on August 15th in New York City.

•

Hired television and film industry executives Kevin Byles and Victor Rodriguez as President and Executive Vice President of International Distribution to oversee the Company’s international sales, marketing and business development activities.  Both join the company from Chum International and will be based at the Peace Arch offices in Toronto.  In addition, it further expanded its worldwide distribution team by adding industry veteran Julie Sultan as Executive Vice President, International Theatrical Film Sales.

Significant operating events during the quarter:

•

Delivered the remaining five episodes of the ten-hour dramatic television series “The Tudors”, and renewed its contract with Showtime Network for a second season.

AMENDED AND RESTATED

•

Signed a licensing agreement obtaining the U.S. distribution rights for two of the Company’s feature films, “Final Draft” and “The Cradle” to Genius Products, LLC, one of the leading home entertainment distributors in the United States.

•

Acquired worldwide distribution rights to the feature film “The Deal,” adapted from a best selling book, and starring high profile actors Meg Ryan, William H. Macy, LL Cool J and Elliott Gould, currently in production in South Africa. A theatrical release for 2008 is planned by the Company.

•

Acquired worldwide distribution rights for all media to the feature film “Winged Creatures,” which stars 2007 Academy Award-winners Forest Whitaker, Jennifer Hudson and Jackie Earle Haley. Sony Pictures Worldwide Acquisitions Group has acquired the U.S. distribution rights in all media for the feature film.  The Company completed licensing agreements in key international markets including Latin America, Australia and New Zealand, South Korea and Hong Kong.

•

Won the Istanbul Film Festival’s Special Jury Prize, The Silver Tulip Award for its comedy “Delirious”. After winning Best Director, Best Screenplay and the SIGNIS award at Spain’s San Sebastian Film Festival, and Best Director at the HBO U.S. Comedy Arts Festival in Aspen, Colorado, this prize represents the fifth award for the film “Delirious”.

KEY PERFORMANCE INDICATORS

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue  Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. Peace Arch’s revenue streams for the nine months ended May 31, 2007 were derived from its three business segments: Motion Picture 26.0%, Television 40.8% and Home Entertainment 33.2% (2006 – 34.8%, 17.4% and 47.8%, respectively).

Amortization of investment in film and television programming, other production and home entertainment direct costs   Amortization of investment in film and television programming, production and home entertainment direct costs represents the amortization of the capitalized costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived.  Other production costs include amounts due to third party participants with interests in the performance of the production.  Home Entertainment direct costs consists primarily of duplication, distribution and marketing expenses of video and DVD as well as royalty expenses.

Selling, general and administrative expenses   Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or home entertainment product. These include such costs as employee remuneration, stock based compensation costs, professional fees, regulatory license fees, occupancy costs and overhead costs.

Other amortization  Other amortization includes amortization of property and equipment and intangible assets.

Earnings (loss) from operations before the undernoted  Earnings (loss) from operations before the undernoted is defined as revenue less expenses as outlined above.

AMENDED AND RESTATED

FINANCIAL RESULTS ANALYSIS

The following table presents summary financial information for Peace Arch’s operating business segments in Q3, 2007 and YTD 2007 compared with Q3, 2006 and YTD 2006, and a reconciliation of earnings (loss) from operations before the undernoted to net earnings (loss) for the periods noted.

(thousands of Canadian dollars except percentages and per share amounts)
(UNAUDITED)	Q3 2007 $ Restated(1)	Q3 2006 $ Restated(1)	% CHANGE	YTD 2007 $ Restated(1)	YTD 2006 $ Restated(1)	% CHANGE
Revenues Motion Picture Television Home Entertainment	2,389 11,876 4,488	3,420 1,522 3,882	(30.1)% 680.3% 15.6%	13,094 20,537 16,728	4,659 2,324 6,411	181.0% 783.7% 160.9%
	18,753	8,824	112.5%	50,359	13,394	276.0%

Expenses Motion Picture Television Home Entertainment Corporate	3,698 7,242 4,154 1,491	2,733 1,487 3,488 1,113	35.3% 387.0% 19.1% 34.0%	13,915 14,092 13,968 3,527	5,615 1,930 5,418 1,825	147.8% 630.2% 157.8% 93.3%
	16,585	8,821	88.0%	45,502	14,788	207.7%

Earnings (loss) from operations before the undernoted(2) Motion Picture Television Home Entertainment Corporate	(1,322) 4,647 334 (1,491)	687 35 394 (1,113)	n.m. n.m. (15.2)% n.m.	(834) 6,458 2,760 (3,527)	(956) 394 993 (1,825)	12.8% 1,539.1% 177.9% n.m.
	2,168	3	n.m.	4,857	(1,394)	n.m.

Interest income Interest expense Foreign exchange gain Gain on sale of asset Legal settlement Loss on settlement of obligation	408 (1,384) 861 - - (396)	333 (960) 83 - - (15)		1,075 (3,437) 196 - 957 (409)	829 (2,227) 589 43 - (15)

Earnings (loss) before income taxes	1,657	(556)		3,239	(2,175)

Income tax expense	(519)	-		(1,238)	-

Net earnings (loss) for the period	1,138	(556)		2,001	(2,175)
Net earnings (loss) per share Basic Diluted	0.03 0.03	(0.03) (0.03)		0.05 0.05	(0.11) (0.11)

(1) See discussion under “Restatement”.

 (2) Earnings (loss) from operations before the undernoted as defined in “Key performance indicators”.

n.m.: not meaningful

Third Quarter Results

Revenues for the third quarter were $18.8 million, up 112.5% from $8.8 million for the corresponding period in the prior year.   Revenues of $50.4 million for the nine month period represented 276% growth over revenues of $13.4 million in the prior year.  Revenue growth in fiscal 2007 was driven by the delivery of more projects compared to last year, as well as a full nine months of revenues from the Home Entertainment segment compared to just over four months revenues last year following the acquisition of kaBOOM! Entertainment Inc. on January 23, 2006.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment direct costs, selling, general and administrative and other amortization, were $16.6 million for the third quarter, up 88.0% from the prior year, and $45.5 million for the nine-month

AMENDED AND RESTATED

period, up 207.7% from the prior year.  The increase was driven by higher direct costs associated with the higher revenues from more projects delivered and the full nine months of Home Entertainment operations.

Earnings from operations before the undernoted for the third quarter was $2.2 million compared to $nil last year, while earnings from operations before the undernoted of $4.9 million for the nine-month period represented an increase of $6.3 million from a loss of $(1.4) million last year. Earnings (loss) from operations before the undernoted excludes interest and other gains or losses not attributable to operations.  During the quarter, the Television and Home Entertainment segments reported earnings of $4.7 million and $0.3 million respectively, compared to earnings of $0.03 million and $0.4 million in the third quarter last year. During the nine months ended May 31, 2007, the Television and Home Entertainment segments reported earnings of $6.5 million and $2.8 million compared to $0.4 million and $1.0 million during the same period last year. The Company’s higher earnings are driven by the higher revenue volumes and the Company’s strategy of growth with a focus on distribution.  The Motion Picture segment reported a loss from operations of $(1.3) million during the third quarter, compared to earnings from operations of $0.7 million during the third quarter last year, and a loss from operations of $(0.8) million for the nine months ended May 31, 2007 consistent with a loss of $(1.0) million last year.   The loss in the quarter is primarily attributable to a writedown following a review of the revenue projections on four titles previously delivered.  Corporate expenses were $1.5 million during the quarter compared to $1.1 million last year, and $3.5 million during the nine months ended May 31, 2007 compared to $1.8 million during the same period last year. This increase represents the additional infrastructure required for the growing business.

Motion Picture

Motion Picture revenues for the three months ended were $2.4 million, a decrease from $3.4 million from the prior year.  The decrease in revenues is due to the delivery of two motion pictures in 2007 compared to four in 2006. For the nine-month period revenues were up 181.0% to $13.1 million compared to $4.7 million last year.  The higher revenues on a year to date basis are a result of the delivery of ten motion pictures in 2007 compared to four in 2006.

Operating expenses for the three months ended were $3.7 million, up from $2.7 million last year, and for the nine-month period were $13.9 million, up from $5.6 million last year.  The higher operating expenses in the quarter includes $0.8 million arising from a writedown of investment in film titles needed to properly reflect the fair value of those projects.

The Motion Picture segment reported a loss from operations of $(1.3) million for the three months ended, compared to earnings from operations of $0.7 million for the corresponding period last year.   The loss from operations in the quarter reflects the $0.8 million writedown of investment in film, as well as the impact of the lower revenue volumes this year.  Segment loss from operations before the undernoted were $(0.8) million for the nine-month period, compared to a loss of $(1.0) million last year.

Television

Television revenues for the three months ended were $11.9 million, up 680.3% from revenues of $1.5 million last year.  Television revenues for the nine-month period were $20.5 million, up 783.7% from $2.3 million last year. The significant increase in revenues in the quarter was primarily due to the delivery of twelve episodes of television programming including the remaining five episodes of the dramatic mini-series “The Tudors”, four made-for-television movies including “Animal 2”, the sequel to the hit “Animal” and two feature films.   This compared to one made-for-television movie in the third quarter of fiscal 2006.

Operating expenses for the third quarter were $7.2 million, compared to $1.5 million last year, and for the nine-month period $14.1 million, up from $1.9 million last year, driven by higher amortization of investment in film and television programming and selling, general and administrative expenses consistent with the significant increase in revenues.

Segment earnings from operations before the undernoted were $4.7 million for the three months ended, compared to earnings of $0.03 million the prior year and for the nine-month period were $6.5 million, compared to $0.4 million last year.  The significant increase in earnings reflects the higher volume of content delivered compared to last year, including the new dramatic series “The Tudors”.

AMENDED AND RESTATED

The Company continues to integrate the operations of the Castle Hill Productions Inc. and Dream LLC library.  Revenue attributable to the library was $0.3 million for the quarter and $0.4 million for the nine month period.

Home Entertainment

On January 23, 2006, the Company acquired kaBOOM! Entertainment Inc. (“kaBOOM”) as part of its strategy to diversify operations by selling directly to video and DVD retailers.  Home Entertainment revenues were $4.5 million in the quarter, compared to revenues of $3.9 million in the third quarter of fiscal 2006.  The higher revenues reflect the continued growth in the business.  Revenues for the nine months ended May 31, 2007 were $16.7 million compared to $6.4 million in 2006, which represents just over four months of revenues recognized following the acquisition kaBOOM.

Operating expenses for the quarter were $4.2 million compared to $3.5 million last year, representing DVD duplication, other direct costs and overhead costs associated with home entertainment revenues. Operating expenses for the nine months ended May 31, 2007 were $14.0 million and $5.4 million last year. The increase in operating expenses is consistent with the increase in revenues.

Segment earnings from operations before the undernoted were $0.3 million for the quarter, compared to earnings of $0.4 million the prior period. For the nine months ended, earnings were $2.8 million compared to $1.0 million last year.

Corporate

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions.  Corporate overhead in the quarter was $1.5 million, up from $1.1 million in the same period of the prior year. For the nine months ended May 31, 2007, corporate expenses were $3.5 million compared to $1.8 million last year. The increase is primarily a result of additional support required for both organic growth and the Company’s strategy of acquiring existing content libraries and compatible distribution capabilities, including the acquisitions of Castle Hill Productions Inc. and Dream LLC and kaBOOM! Entertainment Inc.

Interest Income

Interest income increased to $0.4 million for the quarter ended May 31, 2007, compared to $0.3 million for the same period in the prior year. For the nine months ended May 31, 2007 interest income was $1.1 million compared to $0.8 million in 2006. The largest component is interest revenue earned for the nine month period on the Restricted Term Deposit of $0.8 million compared to $0.7 million for the same period in the prior year.  This interest revenue was offset by interest expense of the same amount recorded in respect of the Revenue Guarantee Obligation.

Interest Expense

Interest expense for the quarter was $1.4 million up from $1.0 million in the same period in the prior year, and $3.4 million for the nine months ended May 31, 2007 compared to $2.2 million for the same period in the prior year, due to the increase in production loans from $22.6 million to $37.7 million and the increase in corporate loans from $7.2 million to $16.8 million.

In the third quarter fiscal 2007, $0.6 million of interest on indebtedness relating to production of film and television programming was capitalized, compared to $0.1 million last year. For the nine months ended May 31, 2007, interest on indebtedness of $1.0 million relating to production and television programming was capitalized compared to $0.2 million for the same period in the prior year.   The interest component may vary each period depending on the dollar value of production during the period and the timing of production commencement and delivery during the period.

Income Tax Expense

Income tax expense in the quarter consists of $567,000 provision for taxes partially offset by $48,000 recovery of taxes.  As discussed under “Restatement”, $567,000 relates to the recognition and measurement of the income tax provision after re-evaluating the Company’s potential risks associated with its income tax affairs.  This was partially offset by a recovery of income taxes.  Intangible assets and goodwill that arose in the kaBOOM! acquisition resulted in a future income tax liability represented by the tax effect of the temporary timing differences between the tax and accounting treatment related to the amortization of intangible assets

AMENDED AND RESTATED

and goodwill.  Amortization of the intangible assets during the three months ended May 31, 2007 resulted in a partial reversal of the temporary timing differences and an income tax recovery of $48,000.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following tables set forth certain unaudited data from the consolidated statements of earnings (loss) for each of the eight most recent quarters ended May 31, 2007. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited financial statements for the year ended August 31, 2006.

(thousands of Canadian dollars except per share amounts)	Revenues	Net earnings (loss)	Earnings (loss) per share
			Basic	Diluted
2007
3rd Qtr. (restated)	18,753	1,138	0.03	0.03
2nd Qtr. (restated)	20,276	1,236	0.04	0.03
1st Qtr. (restated)	11,330	(373)	(0.02)	(0.02)

2006
4th Qtr. (restated) 3rd Qtr. (restated) 2nd Qtr. (restated) 1st Qtr. (restated)	7,864 8,824 3,661 909	(2,444) (556) (844) (775)	(0.08) (0.03) (0.04) (0.04)	(0.08) (0.03) (0.04) (0.04)

2005
4th Qtr.	1,652	(198)	(0.01)	(0.01)

Restatement of Quarterly Results

See discussion under “Restatement.”

Seasonal and other fluctuations

Results of operations for any period are dependent on the number, timing and commercial success of motion pictures and television programs delivered or made available to various media, none of which can be predicted with certainty. Home Entertainment results of operations are impacted by strong sales in the Christmas season during Q1 and Q2.  Consequently, results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Significant items causing variations in quarterly results

During the second quarter ended February 28, 2007, the Company recognized a gain from the settlement of an outstanding dispute with the co-financier of a television series of $1.0 million.

LIQUIDITY AND CAPITAL RESOURCES

The nature of the business is such that significant expenditures are required to produce, acquire and promote television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. The Company has historically financed its capital requirements through various bank and other financial institution loans, vendor financing arrangements, loans from related parties as well as through the issuance of shares and warrants.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast doubt on the validity of this assumption. The Company has undergone substantial growth in corporate, sales infrastructure and through acquisitions, however, it requires additional financing until it can generate

AMENDED AND RESTATED

positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is constrained at times. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.  Subsequent to May 31, 2007, the Company completed a private placement of 13,200,000 Common Shares for gross proceeds of $33,000,000 (net proceeds of $30,708,000).  A portion of the net proceeds will be applied as general working capital (see discussion in subsequent events).

As at May 31, 2007, the Company had cash or cash equivalents available of $1.1 million and was fully drawn on its $3.0 million bank credit facility, compared to $1.8 million as at August 31, 2006 and $0.7 available on its bank credit facility.

Cash Flows from Operating Activities

During the three month period ended May 31, 2007, $11.3 million was used by operating activities, compared to $0.5 million used by operating activities in the same period of the prior year.  The higher use of cash from operating activities was primarily due to an increase in investment in film and television programming and accounts receivable and decreases in accounts payable for the period.

During the nine month period ended May 31, 2007, $16.0 million was used by operating activities, compared to $8.5 million used by operating activities in the same period of the prior year.  The higher use of cash from operating activities was primarily due to an increase in investment in film and television programming.

Cash Flows from Investing Activities

During the three month period ended May 31, 2007, cash flows used in investing activities were $1.3 million, compared with $nil in the same period in 2006.  The most significant investment for the period is $0.9 million for the deposits made for the acquisitions of Trinity and DGH.

During the nine month period ended May 31, 2007, cash flows used in investing activities were $11.3 million, compared with $3.3 million in the same period in 2006.  The most significant investment for the period is $9.5 million for the acquisition of Castle Hill Productions Inc. and Dream LLC and deposits made for the acquisitions of Trinity and DGH compared with $3.2 million used for the purchase of kaBOOM! Entertainment Inc. for the same period of last year.

Cash Flows from Financing Activities

During the three months ended May 31, 2007, cash flows from financing activities were $8.1 million compared to $nil for the same period in 2006. The increase was primarily from the net issuance less repayments of corporate loans and production loans, and from issuance of common stock pursuant to the exercise of stock options and warrants.

During the nine months ended May 31, 2007, cash flows from financing activities were $27.2 million compared to $10.6 million for the same period in 2006. The increase was primarily from the net cash flows from the production loans of $14.8 million compared to $2.8 million last year. The increase in production loans is consistent with the higher volume of business in Motion Picture and Television business segments.  Included in the net increase in production loans are $5.0 million loans from financial institutions to complete the acquisition of Castle Hill Productions Inc. and Dream LLC secured by existing and future receivables of certain films.

AMENDED AND RESTATED

Capital Structure   During the nine months ended May 31, 2007, the following capital transactions occurred:

Capital Stock

i)

On September 1, 2006, the Company returned 121,000 shares to treasury from escrow, the balance of shares originally reserved for issuance to Comerica Bank of California as per their conversion agreement.

ii)

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of $277,000 (US$250,000).

iii)

On October 24, 2006, the Company issued 71,318 Common Shares in settlement of $71,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $84,000 and therefore the Company recorded a loss on settlement of the dividends of $13,000.

iv)

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $123,000 (US$108,000).  A balance of $84,000 representing a portion of the value associated with warrants was transferred from warrants.

v)

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and Dream LLC, which in part consisted of the issuance of 1,120,419 Common Shares of the Company valued at $1,158,000.  The fair value per Common Share of $1.03 (US$0.89) was determined based on the date that the agreement was reached.

vi)

On January 12, 2007, the Company issued 39,907 Common Shares in settlement of $43,000 of dividends payable to certain preferred shareholders. The value of shares issued to settle the liability was $43,000.  The Company recorded no gain or loss on settlement.

vii)

In January, 2007, 245,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $156,000 (US$132,000).  A balance of $116,000 representing a portion of the value associated with warrants was transferred from warrants.

viii)

On April 30, 2007, the Company issued 277,406 Common Shares valued at $860,000 for settlement of a loan payable plus interest in the amount of $464,000 (US$409,000).  The Company recorded a loss on settlement of $396,000.

ix)

In May, 2007, 645,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $399,000 (US$348,000).

x)

In May, 2007, 1,185,896 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of $653,000 (US$593,000).

xi)

During the nine months ended May 31, 2007, the Company issued 564,996 Common Shares for gross cash proceeds of $346,000 in connection with employee stock options that had been exercised.  A balance of $176,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

Series I and II Preference Share Purchase Warrants

During the year ended 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants was $693,000.

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

AMENDED AND RESTATED

During the nine months ended May 31, 2007, 1,685,896 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of $930,000 (US$843,000).  An amount of $269,000 (2006 – $424,000), representing the value of the Series II Preference Share warrants exercised during the nine months ended May 31, 2007 was transferred to the cost of the issued Series II Preference Shares.

Common Share Purchase Warrants

During the year ended 2006, the Company issued 1,500,000 Common Share warrants to a firm of marketing and publicity consultants.  1,000,000 warrants vested immediately and 500,000 warrants vest at the end of the arrangement 12 months after the grant date.  Each warrant is convertible into one Common Share of the Company at an exercise price of US$0.54, exercisable until February 7, 2009. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2-3 years, a risk free rate of interest of 4.0% and an expected volatility of between 94.38% and 102.6%.  The Company has recorded stock based compensation expense for the warrants granted to non employees in the amount of $78,000 (2006 – $nil) during the nine months ended May 31, 2007 and is included in selling, general and administrative expenses.

During the year ended 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement completed during the year, a warrant to purchase up to 269,000 Common Shares at an exercise price of $1.21 per share, exercisable until June 7, 2010. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk free rate of interest of 4.16% and an expected volatility of 102.6%.

During the nine months ended May 31, 2007, 1,090,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of $678,000 (US$588,000).  An amount of $510,000 representing the value of the common share purchase warrants exercised during the nine months ended May 31, 2007 was transferred to the cost of the issued Common Shares.

SUBSEQUENT EVENTS

On June 8, 2007, the Company completed a private placement of 13,200,000 Common Shares for gross proceeds of $33,000,000 (net proceeds of $30,708,000).  The net proceeds were used to repay loans from related parties in the amount of $4,935,000 plus interest and $2,740,000 plus interest.  The remaining net proceeds will be used for general working capital purposes and to finance the acquisitions of Trinity Home Entertainment, LLC and Dufferin Gate Holdings Inc.

Pursuant to an advisory agreement, the Company granted as partial compensation to retain an investment banker as its financial advisor in various financing and acquisition activities, a warrant to purchase up to 400,000 Common Shares at an exercise price of $2.50 per share, exercisable until June 8, 2011.

On July 3, 2007, the Company acquired 100% of the membership interests of Trinity Home Entertainment, LLC, an independent DVD distributor of feature films in the United States.  The cost of the purchase was $8,472,000 (US$7,975,000) consisting of 229,358 Common Shares of the Company valued at $530,000 (US$500,000) and cash consideration of $7,942,000 (US$7,475,000).  The fair value of the Common Shares issued of US$2.18 per share was based on the date agreement was reached.  As at May 31, 2007, the Company had incurred $28,000 in direct costs associated with the acquisition, which are included in other assets on the consolidated balance sheet.  The cash component of the transaction was financed by the proceeds of the private placement completed on June 8, 2007.

The purchase agreement also provides for payment of a maximum additional consideration of $2,135,000 (US$2,000,000) upon finalization of Trinity’s audited financial statements for the years ended December 31, 2006 and 2005.  This amount was deposited in escrow by the Company on closing.  Any additional consideration paid will be included as a cost of the purchase, resulting in additional goodwill.

On May 9, 2007, in conjunction with the acquisition, the Company paid deposits totalling $556,000 (US$500,000).  The deposits consist of (i) $278,000 (US$250,000) cash held in escrow and (ii) an unsecured

AMENDED AND RESTATED

promissory note in the principal amount of $267,000 (US$250,000) payable to the vendors.  At closing, the cash deposit was applied towards the purchase price, and the note payable was satisfied by the cash portion of the purchase price.

The acquisition will be accounted for by the purchase method and the results of operations will be included in the consolidated financial statements from the acquisition date in the Company’s year end results.

OFF BALANCE SHEET ARRANGEMENTS

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At May 31, 2007, the total amount of such unpaid loans was approximately $152,000 (August 31, 2006 – $223,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

The Company has entered into financings with a Canadian limited partnership, which provides security for bank loans provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs. The limited partnership guarantee is secured by the Company by certain distribution rights relating to each project. In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.   Please refer to Note 26 “Commitments and Contingencies” of the May 31, 2007 consolidated financial statements for further details of off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

During the nine month period ended May 31, 2007, the following transactions occurred:

i)

During the nine months ended May 31, 2007 the Company paid $151,000 (2006 – $142,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

ii)

As at May 31, 2007, included in production loans was $4,935,000 (August 31, 2006 – $nil) plus interest payable due to a director, a shareholder, and two members of senior management (or companies controlled by senior management).  During the nine months ended May 31, 2007, the Company incurred interest and arrangement fees of $158,000 (2006 – $nil) which is included in interest expense in the consolidated statements of earnings.  The loan was repaid from the proceeds of a private placement completed subsequent to May 31, 2007.

iii)

As at May 31, 2007, included in production loans was $2,740,000 (August 31, 2006 – $2,740,000) plus interest payable due to a company controlled by a director and a member of the Company’s senior management.  During the nine months ended May 31, 2007, the Company incurred interest of $369,000 (2006 – $nil) which is included in interest expense in the consolidated statement of earnings.  The loan was repaid from the proceeds of a private placement completed subsequent to May 31, 2007.

iv)

As at May 31, 2007, included in production loans was $50,000 (August 31, 2006 – $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain

AMENDED AND RESTATED

production. The loan is unsecured, due on demand and is interest free.  The loan was repaid subsequent to May 31, 2007.

v)

On April 30, 2007, the Company issued 277,406 Common Shares to an individual related to a member of senior management valued at $860,000 for settlement of a loan payable plus interest, in the amount $464,000 (US$409,000).  The Company recorded a loss on settlement of $396,000.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares without par value.  At July 12, 2007 the Company had 47,909,736 Common Shares outstanding (excluding 222,689 shares in escrow).

The Company is authorized to issue an unlimited number of Preference Shares, issuable in series without par value.  At July 12, 2007 the Company had 4,347,825 Series I Preference Shares and 4,347,825 Series II Preference Shares issued and outstanding.

The current stock option plan allows for the Company to issue a total of 6,217,466 stock options.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2006, as disclosed in the Company’s MD&A for the year ended August 31, 2006.

ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to Canadian GAAP. See note 2 to the consolidated financial statements for more information about the accounting principles used to prepare the financial statements.

There have not been any significant changes in accounting standards or our accounting policies or key estimates and assumptions that management has made under these principles.  Their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Management Discussion and Analysis for the year ended August 31, 2006 filed on SEDAR on November 29, 2006.

FINANCIAL INSTRUMENTS

As at May 31, 2007 and August 31, 2006, the Company’s financial instruments included cash and cash equivalents, restricted term deposits, accounts and other receivables, revolving credit facility, term loan, note payable, production loans, revenue guarantee obligation and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at May 31, 2007. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits, which are receivable over a period of up to two years. The Company expects to recover the carrying value of these tax credits and as such has not written them down to fair market value.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls as required by Multilateral Instrument 52-109 issued by the Canadian Securities administrators.

The Company’s Chief Executive Officer and Chief Financial Officer, with the aid of Management, have designed disclosure controls and procedures, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities particularly during the period in which the annual filings are being prepared. Management has also designed internal controls over financial reporting to provide reasonable assurance regarding reliability

AMENDED AND RESTATED

of financial reporting and preparation of the financial statements for the year ended August 31, 2006 in accordance with Multilateral Instrument 52-109.  There have been no changes to the Company’s disclosure controls and procedures or to the Company’s internal controls over financial reporting that occurred during the May 31, 2007 quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures, in place as at May 31, 2007 and have concluded that the Company’s disclosure controls and procedures were adequate and effective with the following exception.  It was determined at August 31, 2006 additional internal review procedures were necessary to provide reasonable assurance of the reliability of the accounts of certain subsidiary companies.  Management is currently implementing control procedures to correct this deficiency.  The Company is rapidly growing by incorporating new subsidiaries and acquiring new companies.  From time to time there may be deficiencies in the design of disclosure controls and procedures relating to newly acquired or incorporated subsidiaries.  Given the ongoing increase in size and capacity of operations, management is continually re-evaluating the current system and implementing the appropriate changes to the current controls and procedures to address the needs of a larger organization. It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the disclosure controls and procedures can provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors and fraud.  A control system, no matter how well designed or operated can provide only reasonable, not absolute assurance that the objectives of the control systems are met.

There have not been significant changes in disclosure controls and procedures from those described in the Management Discussion and Analysis for the year ended August 31, 2006 filed on SEDAR on November 29, 2006.